INNATE PHARMA SA
HALF-YEAR FINANCIAL REPORT
JUNE 30, 2023

INNATE PHARMA S.A.
French société anonyme governed by an Executive Board and a Supervisory Board with a share capital of 4,026,535.85 euros composed of
80,516,622 ordinary shares, and 14,095 preferred shares with a nominal value of 0.05 euros each

Registered office: 117, Avenue de Luminy, F-13009 Marseille, France
Registered with the Company and Trade Register of Marseille under number 424 365 336

The following interim condensed consolidated financial statements have been approved by the Executive Board of the Company on September 13, 2023, and have been subject to a limited review by our Statutory Auditors. They have been examined by the Supervisory Board of the Company on September 13, 2023.

SUMMARY

INNATE PHARMA AT A GLANCE.............................................................................................................	3
HALF-YEAR MANAGEMENT REVIEW......................................................................................................	4
A.Revenue and other income.....................................................................................................	5
B.Operating expenses.................................................................................................................	9
C.Net financial income (loss).....................................................................................................	11
D.Net income (loss) from discontinued operations ...................................................................	11
E.Balance sheet items.................................................................................................................	12
F.Cash-flow items.......................................................................................................................	13
G.Key events since January 1, 2023 ...........................................................................................	14
H.Nota.........................................................................................................................................	15
I.Main risks and uncertainties for the remaining six months of the fiscal year..........................................................................................................................................	15
J.Related party transactions......................................................................................................	15
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023...........................................................................................................................	16
A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)....................................................................................................................................	16
B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)...........................................................................	17
C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)..............................................................................................................	18
D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)........................................................................................................................................	19
E.Interim Consolidated Statements of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)....................................................................................	21
F.Interim Condensed Notes to the Consolidated Financial Statements..............................................................................................................................	22
STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION.......................................................................................................................................	46
DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT..................................................................................................................................................	47

Innate Pharma |Half-year financial report June 30, 2023 | 2

INNATE PHARMA AT A GLANCE
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform. Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types. The Company has developed, internally and through its business development strategy, a broad and diversified portfolio including six clinical drug candidates and a robust preclinical pipeline. Innate has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi. Innate Pharma believes its drug candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2023 generated a net income of 1,718 thousand euros. As of June 30, 2023, shareholders' equity amounted to 57,863 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its drug candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future drug candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2023, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
Innate Pharma is based in Marseille, France and listed on Euronext in Paris and Nasdaq in US, and had 191 employees as of June 30, 2023.
Learn more about Innate Pharma at www.innate-pharma.com.

Innate Pharma |Half-year financial report June 30, 2023 | 3

HALF-YEAR MANAGEMENT REVIEW
The key elements of Innate Pharma’s financial results for the first half of 2023 are as follows:
•Cash, cash equivalents and financial assets (current and non-current) amounting to €124.7m (million euros) as of June 30, 2023 (€136.6m as of December 31, 2022). At the same date, the financial liabilities amounted to €40.7m, including €35.3m of non-current liabilities (€42.3m as of December 31, 2022, including €40.1m of non-current financial liabilities).
•Revenue and other income from continuing operations amounting to €40.2m (€45.6m for the first half of 2022). This amount mainly results from collaboration and licensing revenue (€35.3m) and from research tax credit (€4.9m). Revenue from collaboration and licensing agreements mainly result from the agreements with AstraZeneca/Medimmune, Sanofi/Genzyme and Takeda.
•Operating expenses from continuing operations amounting to €40.6m (€37.1m first half of 2022), of which 77.5% are related to research and development. Research and development expenses from continuing operations amount to €31.5m compared to €25.0m for the first half of 2022 and increase by €6.5m, mainly explained by (i) a €4.9m increase in direct R&D expenses relating to €4.8m non-clinical program in Antibody Drug Conjugates – ADC field and a slight increase of clinical programs of €0.1m; (ii) Personnel expenses and other R&D expenses are increasing by €1.6m (12.9%) to reach €14.2m first half 2023 compared to €12.6m first half 2022. This increase is mainly explained by €2.0m amortization for the rights relating to IPH5201 following the first patient dosed in the Phase 2 MATISSE clinical trial. The amortization of rights related to the monalizumab is decreasing by €0.3m. General and administrative expenses from continuing operations amounting to €9.1m (€12.1m for the first half of 2022), decreasing by €3.0m. This decrease results mainly from (i) €1.4m decrease of personnel expenses is mainly due to on the one hand, a reduction of administrative workforce, (ii) €0.6m decrease on non-scientific advisory and consulting fees (limited use of recruitment agencies and strategic consulting), and finally (iii) a decrease on other expenses for €1.0m mainly related to a decrease on leasing and maintenance for €0.5m to the benefit of research and development enabling a more consistent allocation of support expenses to the company's research laboratory as well as a reduction of 0.2 million following more limited use of external communication and investor relations service providers.
•A loss on the Lumoxiti discontinued operations nil (compared to a net loss of €0.1m for the first half of 2022).
•A net income for the first half of 2023 amounting to €1.7m (compared to net income of €6.3m for the first half of 2022).
Note on change of accounting standards during the period
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2023 and, as such, they have been adopted by the Company:
•IFRS 17 - Insurance contracts;
•Amendments to IAS 1 : Presentation of Financial Statements;
•Amendments to IAS 8 : Accounting policies, Changes in accounting Estimates and Errors;
•Amendments to IAS 12 : Income taxes.
Those amended standards have no impact on the interim condensed consolidated financial statements.

Innate Pharma |Half-year financial report June 30, 2023 | 4

A.Revenue and other income
Revenue and other income from continuing operations resulted from collaboration and licensing agreements and government financing for research expenditure. They decreased by €5.4 million, to €40.2 million for the six months ended June 30, 2023, as compared to revenue and other income of €45.6 million for the six months ended June 30, 2022.

in thousands of euro	June 30, 2023	June 30, 2022
Revenue from collaboration and licensing agreements	35,344	41,271
Government funding for research expenditures	4,854	4,319
Revenue and other income	40,198	45,589
Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements decreased by €5.9 million, to €35.3 million for the six months ended June 30, 2023, as compared to revenue from collaboration and licensing agreements of €41.3 million for the six months ended June 30, 2022. As a reminder, these revenues mainly resulted from the spreading of proceeds received in connection with the agreements signed with AstraZeneca in April 2015 and October 2018 with Sanofi in 2016 and 2022 and with Takeda in 2023. These revenues are recognized when the entity's performance obligation is met. Their accounting is made at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements. Revenue from collaboration and licensing agreements are set forth in the table below:

(in thousands of euro)	June 30, 2023	June 30, 2022

Proceeds from collaboration and licensing agreements	34,728	41,919
of which monalizumab agreement (AstraZeneca)	9,503	16,440
of which IPH5201 agreement (AstraZeneca)	—	4,826
of which preclinical molecules agreement (AstraZeneca)	—	17,400
of which 2016 Sanofi agreement	2,000	3,000
of which 2022 Sanofi agreement	18,672	—
of which Takeda agreement	4,553	—
of which other agreements	—	252
Invoicing of R&D costs (IPH5201 agreement)	616	(21)
Exchange gains on collaboration agreement	—	(627)
Revenue from collaboration and licensing agreements	35,344	41,271

Proceeds from collaboration and licensing agreements

Proceeds from collaboration and licensing agreements result from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca, Sanofi and Takeda and which are recognized on the basis of the percentage of completion of the works performed by the Company under such agreements.
For monalizumab, these amounts result from the partial recognition of the $250.0 million non-refundable upfront payment and the $100 million milestone regarding the exercise of the option received in June 2015 and October 2018 from AstraZeneca. The additional payment of $50.0 million received from AstraZeneca in December 2020 triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view to the commitment
Innate Pharma |Half-year financial report June 30, 2023 | 5

linked to the agreement for the Phase 1/2 (co-financing) and Phase 3 studies (amendment signed in September 2020). Consequently, this additional payment has no impact on the transaction price.
In addition to these amounts, AstraZeneca made an additional payment of $50.0 million in June 2022, triggered by the treatment of the first patient in a second Phase 3 trial evaluating monalizumab in April 2022. This additional payment has been treated as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) for an amount of $36.0 million in view to the contractual commitment linked to the Phase 1/2 studies (co-funding under the initial contract). The remaining $14.0 million was treated as a change in estimate of the transaction price, recognized in the income statement in line with the progress of the Phase 1/2 studies. This event in 2022 mainly explains the change of revenue recognized under monalizumab agreements in the first half of 2023 as compared to the first half of 2022 (additional revenue recognized).
The amounts not yet recognized in revenue are classified as deferred revenue.
Proceeds related to monalizumab - AstraZeneca:
Revenue related to monalizumab decreased by €6.9 million, to €9.5 million for the six months ended June 30, 2023, as compared to €16.4 million for the six months ended June 30, 2022. This change mainly results from the transaction price increase of €13.4 million ($14.0 million) in the first half of 2022, triggered by the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022. As a reminder, this increase in the transaction price led to the recognition of an additional revenue of €12.5 million for the first half of 2022. However, this decrease is offset by an increase in monalizumab-related revenues for the first half of 2023, in line with the progress of Phase 1/2 trials over the period.
As of June 30, 2023, the deferred revenue related to monalizumab is €4.7 million entirely classified as “Deferred revenue—Current portion” in connection with the maturity of Phase 1/2 trials.
Proceeds related to IPH5201 - AstraZeneca:
Revenue related to IPH5201 for the six months ended June 30, 2023 are nil as compared to a €4.8 million revenue for the first half of 2022 which resulted from the entire recognition in revenue of the $5.0 million milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. As a reminder, this amendment set the terms of the collaboration following decision to advance IPH5201 to a Phase 2 study. The Company conducts the study. Both parties share the external cost related to the study and incurred by the Company and AstraZeneca provides products necessary to conduct the clinical trial.
Proceeds related to the 2018 option agreement relating to future programs - AstraZeneca:
As a reminder, during the first half of 2022, AstraZeneca informed the Company that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company received an upfront payment of $20.0 million (€17.4 million). Innate has regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0 million, or €17.4 million was recognized as revenue as of June 30, 2022.
Proceeds related to Sanofi licensing and collaboration agreement (2016) :
Revenue related to the license and collaboration agreement signed with Sanofi in 2016 decreased by €1.0 million, to €2.0 million for the six months ended June 30, 2023, as compared to €3.0 million for the six months ended June 30, 2022. The Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2
Innate Pharma |Half-year financial report June 30, 2023 | 6

clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023. As a reminder, the revenue recognized in the first half of 2022 resulted from Sanofi's decision to advance IPH6401/SAR'514 into investigational new drug (IND)-enabling studies. As such, Sanofi had selected a second multispecific antibody engaging NK cells as a drug candidate. This selection triggered a €3.0 million milestone payment from Sanofi to the Company, fully recognized in revenue as of June 30, 2022. This amount was received by the Company on September 9, 2022.
Proceeds related to Sanofi research collaboration and licensing agreement (2022) :
On December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7-H3 ANKET® program and options on two additional targets. On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0 million in March 2023, including €18.5 million for the exclusive license, €1.5 million for the research work and €5.0 million for the two additional targets options.
The Company considers that the license to the B7-H3 technology is a right to use the intellectual property granted exclusively to Sanofi from the effective date of the agreement. As such, the €18.5 million upfront payment relating to the exclusive license has been fully recognized in revenue as of June 30, 2023.
The Company will provide collaborative research services to Sanofi for an initial estimated three years period from the effective date of the collaboration, i.e. January 24, 2023. During this period, Sanofi and Innate will collaborate and work on research activities as defined in the work program described in the agreement. Consequently, the corresponding upfront payment of €1.5 million will be recognized on a straight-line basis over the duration of the research work that the Company has agreed to carry out. As a result, a €0.2 million has been recognized in revenue as of June 30, 2023, and amounts not recognized in revenue are classified as deferred revenue—current portion for €0.4 million and deferred revenue—non-current portion for €0.9 million.
Under the terms of this agreement, the Company has also granted two exclusive options, exercisable no later than three years after the effective date, for exclusive licenses to Innate's intellectual property for the research, development, manufacture and commercialization of NKCEs specifically targeting two preclinical molecules. The Company considers that the option to acquire an exclusive license provide a material right to Sanofi that it would not receive without entering into this agreement. The Company will recognize the related revenues either at the reporting date or three years after the effective date. Consequently, the €5.0 million initial payment relating to these options is recognized in deferred revenue—non-current portion as of June 30, 2023.
Proceeds related to Takeda licensing agreement (2023) :
On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considers that the license granted is a right to use the intellectual property, which is granted fully and perpetually to Takeda. The agreement does not stipulate that Innate's activities will significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0 million (or €4.6 million) initial payment, received by the Company in May 2023, was fully recognized in revenue as of June 30, 2023.
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Invoicing of research and development costs - AstraZeneca:
Pursuant to our agreements with AstraZeneca, external research and development costs related to IPH5201 are equally shared between Innate Pharma and AstraZeneca, in accordance with the amendment signed in June 2022. These costs are invoiced back on a quarterly basis.
Revenue from invoicing of research and development costs for the six months ended June 30, 2023 increased by €0.6 million as compared to the six months ended June 30, 2022. The change between the two periods is mainly explained by the increase in research and development costs incurred by the Company under these agreements during the first half of 2023 in line with the clinical trial progress.
Government financing for research expenditures
The table below details government funding for research expenditures for the six months ended June 30, 2023 and 2022.

in thousands of euro	June 30, 2023	June 30, 2022

Research tax credits	4,854 (1)	4,270
Grants	0	49
Government financing for research expenditures	4,854	4,319
(1) As of June 30, 2023, the amount is mainly composed of (i) the research tax credit calculated and recognized for the 2022 financial year for an amount of €5,0 million from which is subtracted (ii) a provision amounting to €0.2 milion relating to the additionnal provision in connection with the tax inspection carried out in 2022 by the French tax authorities relating to the 2019 and 2020 financial years, as well as the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years.
Government financing for research expenditures increased by €0.5 million, or 12.4%, to €4.9 million for the six months ended June 30, 2023 as compared to €4.3 million the six months ended June 30, 2022. This change is primarily a result of a increase in the research tax credit of €0.6 million, which is mainly due to (i) the increase in depreciation on IPH5201 rights following the full amortization of the additional payment of €2.0 million due to Orega Biotech following the dosing of the first patient in the Phase 2 MATISSE clinical trial, and (ii) the absence of grants recognized during the first half of 2023 as compared to the remaining Force financing of €0,7 million received in the first half of 2022 from BPI following the technical and commercial failure of the project based on the results of the Phase 2 "Force" trial evaluating avdoralimab in COVID-19.
However, these decreases are partially offset by a decrease in public and private R&D subcontracting expenses eligible due to the maturity of clinical trials and the non-inclusion, as a precautionary measure, of subcontracting expenses with a supplier whose agreement is in the process of being renewed as of June 30, 2023. In addition, this decrease is also explained by the decrease in amortization of the monalizumab intangible asset due to the extension of the amortization period, as well as for certain tangible assets which had reached the end of their amortization period, and also by lower R&D personnel costs.
As a reminder, the research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.

Innate Pharma |Half-year financial report June 30, 2023 | 8

B.Operating expenses
The table below presents our operating expenses from continuing activities for the six months periods ended June 30, 2023 and 2022:

in thousands of euro	June 30, 2023	June 30, 2022
Research and development expenses	(31,453)	(24,956)
General and administrative expenses	(9,144)	(12,140)
Operating expenses	(40,597)	(37,096)

Research and development expenses (R&D)
R&D expenses from continuing activities in the periods presented primarily relate to activities for the Company’s clinical and preclinical programs. Our research and development expenses are broken down as set forth in the table below :

in thousands of euro	June 30, 2023	June 30, 2022
Monalizumab	(604)	(770)
Lacutamab	(6,719)	(6,900)
IPH5201	(1,236)	(363)
Other programs	(142)	(536)
Sub-total programs in clinical development	(8,701)	(8,569)
Sub-total programs in preclinical development	(8,565)	(3,819)
Total direct research and development expenses	(17,265)	(12,388)
Personnel expenses (including share-based payments)	(8,686)	(8,722)
Depreciation and amortization	(3,044)	(1,273)
Other expenses	(2,458)	(2,574)
Personnel and other expenses	(14,188)	(12,569)
Total research and development expenses	(31,453)	(24,956)

R&D expenses from continuing activities increased by €6.5 million, or 26.0%, to €31.5 million for the six months ended June 30, 2023, as compared to R&D of €25.0 million for the six months ended June 30, 2022.
R&D expenses represented a total of 77.5% and 67.3% of the total operating expenses for the six months ended June 30, 2023 and 2022, respectively. June 30, 2023, we had 149 employees in research and development functions, compared to 152 employees as of June 30, 2022.
Direct R&D expenses increased by €4.9 million, or 39.4%, to €17.3 million for the six months ended June 30, 2023, as compared to an amount of €12.4 million for the six months ended June 30, 2022. This increase is mainly explained by €4.8 million non-clinical program in Antibody Drug Conjugates – ADC field and a slight increase of clinical programs of €0.1million; The increase of €0.9 million on IPH5201 is linked to startup costs of phase 2 MATISSE clinical trial and is partly offset by the decrease expenses related to lacutamab program for €0.2 million as well as avdoralimab and monalizumab programs for respectively 0.2 million euros and 0.2 million euros. These decreases follow the decision taken by the Company at the end of the first half of 2020 to stop recruitment in trials
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evaluating avdoralimab in oncology and the maturity of phase I/II clinical trials entering the scope of the collaboration with AstraZeneca regarding monalizumab.
Also, as of June 30, 2023, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €56.1 million, as compared to collaborations liabilities to €63.2 million as of December 31, 2022. This decrease of €7.2 million mainly results from (i) the net reimbursement of €6.4 million made in the first half 2023 to AstraZeneca relating to the co-financing of the monalizumab program, mainly including the Phase 3 INTERLINK-1 trial launched in October 2020 and (ii) the decrease in the collaboration commitment for the amount of €1.1 million in connection with the observed exchange rate fluctuations over the period for the euro-dollar parity.
Personnel and other expenses allocated to R&D increased by €1.6 million, or 12.9%, to €14.2 million for the six months ended June 30, 2023, as compared to an amount of €12.6 million for the six months ended June 30, 2022. This increase is mainly due to €2.0 million amortization for the rights relating to IPH5201 following the first patient dosed in the Phase 2 MATISSE clinical trial. The amortization of rights related to the monalizumab is decreasing by €0.3 million.

General and administrative expenses:
General and administrative expenses from continuing activities decreased by €3.0 million, or 24.7%, to €9.1 million for the six months ended June 30, 2023, as compared to general and administrative expenses of €12.1 million for the six months ended June 30, 2022. General and administrative expenses represented a total of 22.5% and 32.7% of the total operating expenses for the six months ended June 30, 2023 and 2022, respectively. The table below presents our general and administrative expenses by nature for the six months ended June 30, 2023 and 2022:

in thousands of euro	June 30, 2023	June 30, 2022
Personnel expenses (including shared-based payments)	(4,367)	(5,769)
Non scientific advisory and consulting	(1,662)	(2,242)
Other expenses (1)	(3,116)	(4,129)
Total general and administrative expenses	(9,144)	(12,140)

(1) Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our premises, depreciation and amortization and other selling, general and administrative expenses.
Personnel expense includes the compensation paid to our employees, and decreased by €1.4 million, to €4.4 million for the six months ended June 30, 2023, as compared to €5.8 million for six months ended June 30, 2022. This decrease of €1.4 million is mainly due to on the one hand, a reduction of administrative workforce.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, taxation and legal fees as well as consulting fees in relation to business strategy and operations and hiring services. Non-scientific advisory and consulting expenses decreased by €0.6 million, or 25.9%, to €1.7 million for the six months ended June 30, 2023 as compared to €2.2 million for the six months ended June 30, 2022. This decrease is mainly due to the decrease in fees in connection with a limited use of recruitment agencies and strategic consulting in first half 2023 compared to first half 2022.
The fall in other expenses of €1.0m mainly results from a decrease on leasing and maintenance for €0.5 million for the benefit of research and development enabling a more consistent allocation of support expenses to the
Innate Pharma |Half-year financial report June 30, 2023 | 10

company's research laboratory as well as a decrease of €0.2 million on external communication and investor relations service providers.
C.Net financial income (loss)
We recognized a net financial income of €2.1 million in the six months ended June 30, 2023 as compared to a net financial loss of €2.1 million in the six months ended June 30, 2022. This variance mainly results from the variance in fair value of our financial instruments (net gain of €1.0 million for the six months ended June 30, 2023 as compared to a net loss of €2.3 million for the six months ended June 30, 2022) and a net foreign exchange gain of €0.4 million for the first half of 2023 as compared to a net foreign exchange gain of €0.1 million for the first half of 2022.
The table below presents the components of our net financial income (loss) for the six months ended June 30, 2023 and 2022:

(in thousands of euro)	June 30, 2023	June 30, 2022

Interests on financial assets	965	198
Change in valuation allowance on financial instruments	1,044	53
Foreign exchange gains	1,073	3,797
Other financial income	—	—
Financial income	3,083	4,048
Foreign exchange losses	(642)	(3,663)
Unrealized losses on financial assets	—	(2,309)
Interest on financial liabilities	(324)	(194)
Other financial expenses	—	—
Financial expenses	(966)	(6,166)
Net financial income (loss)	2,116	(2,118)
For the six months ended June 30, 2023 and 2022, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents and financial assets. Unrealized losses on financial assets relate to unquoted instruments.

D.Net income (loss) from discontinued operations
As a reminder, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 further to the Company's decision to return the rights of Lumoxiti back to AstraZeneca. Consecutively, activities related to Lumoxiti are presented as discontinued operations since October 1, 2021.
Thus, the net income from discontinued operations related to Lumoxiti are nil compared to a net loss of €0.1 million for the first half of 2022 corresponding to residual costs associated with the transfer of activities to AstraZeneca. This transfer has now been completed.
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(in thousands of euro)	June 30, 2023	June 30, 2022
Revenue and other income
Revenue from collaboration and licensing agreements	—	—
Sales	—	42
Total revenue and other income	—	42
Operating expenses
Research and development expenses	—	(11)
Selling, general and administrative expenses	—	(104)
Total operating expenses	—	(115)
Net income (loss) from distribution agreements	—	—
Operating income (loss)	—	(73)
Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—
Net income (loss) before tax	—	(73)
Income tax expense	—	—
Net income (loss) from discontinued operations	—	(73)

E.Balance sheet items
Cash, cash equivalents, short-term investments and non-current financial assets amounted to €124.7m as of June 30, 2023, as compared to €136.6m as of December 31, 2022. Net cash as of June 30, 2023 amounted to €83.6m (€99.4m as of December 31, 2022). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities.
Since its incorporation in 1999, the Company has been primarily financed by revenue from its collaboration, licensing agreements (€557.6m in total, or $633.2m), and by issuing new shares (€306.4m in total excluding share-based payments and the costs the costs associated with capital increases). The Company has also benefited from the research tax credit (CIR) and fundings received from BPI France (ex-Oseo) in repayable advances not bearing interest and PTZI loan. As of June 30, 2023, the Company is not liable for any reimbursement in respect of these reimbursable advances and PTZI loan. The Company also has bank borrowings of €39.6m, including €28.7m of State Guaranteed Loans (“Prêts Garantis par l’Etat”) as of June 30, 2023, and €1.1m of lease liabilities.
The Company benefited from the early repayment of the CIR (Research Tax Credit) until December 31, 2019 when it lost its SME status according to the criteria of the European Union (criteria not met as of December 31, 2018 and 2019). Thus, the CIR for the years 2019 and 2020 represent a claim on the French Treasury which will be reimbursed to the company in 2023 and 2024 respectively. For the 2021 and 2022 financial years, The Company met again the definition of an SME Company according to the criteria of the European Union and therefore benefits from the early reimbursement of the CIR in 2022 and 2023 for the 2021 and 2022 tax years, respectively. Since its creation, the Company has benefited from the CIR to the tune of €134.8m, of which €100.1m have been reimbursed at the date of this report.
The other key balance sheet items as of June 30, 2023 are as follows:
Innate Pharma |Half-year financial report June 30, 2023 | 12

•Deferred revenue of €11.0m (including €6.0m booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities amounting to €56.1m (including €49.5m booked as ‘Collaboration liabilities - non-current portion’) relating to the remainder of the initial payment from AstraZeneca not yet recognized as revenue or used as part of the co-financing of the monalizumab program with AstraZeneca;
•Receivables from the French government amounting to €43.9m in relation to the research tax credit for 2019, 2020, 2022 and the six-month period ended June 30, 2023;
•Shareholders’ equity of €57.9m including the net income for the first half of 2023 of €1.7m.

F.Cash-flow items
As of June 30, 2023, cash and cash equivalents amounted to €71.4m, a decrease of €12.8m compared to December 31, 2022.
The following table sets forth cash flow data for the six months ended June 30, 2023 and 2022:

in thousands of euro	June 30, 2023	June 30, 2022
Cash flows from / (used in) operating activities	(11,465)	1,218
Cash flows from / (used in) investing activities	(246)	(395)
Cash flows from / (used in) financing activities	(1,246)	(960)
Effect of the exchange rate changes	145	(670)
Net increase / (decrease) in cash and cash equivalents:	(12,811)	(808)

Cash flows from / (used in) operating activities:
Net cash flow used in operating activities increased by €12.7 million to €11.5 million for the six months ended June 30, 2023 as compared to net cash flow from operating activities of €1.2 million for the six months ended June June 30, 2022. The net cash flow used in operating activities includes (i) the €25,0 million upfront payment received from Sanofi in March 2023 following the effectiveness of the research collaboration and licensing agreement signed in December 2022 under which the Company granted Sanofi an exclusive license to Innate Pharma's B7-H3 ANKET® program and options on two additional targets, but also (ii) the €4.6 million ($5.0 million) upfront payment received from Takeda following the signing of an exclusive licensing agreement which the Company grants Takeda exclusive worldwide rights for the research and development of antibody drug conjugates (ADCs).
As a reminder, net cash flow from operating activities for the first half of 2022 included the collection of €47.7 million, in June 2022, following the treatment of the first patient in the second Phase 3 clinical trial evaluating monalizumab, “PACIFIC-9”, partially offset by the €5.9 million payment to AstraZeneca on April 20, 2022 pursuant to the Lumoxiti termination and transition agreement.
Restated for these transactions, net cash flow used in operating activities for the first half of 2023 increased by €0.5 million as compared to the first half of 2022. This change mainly results from the occurrence of exceptional cash flows in the first half of 2022, notably in connection with personnel costs and the BPI repayable advance. Net outflows in connection with the monalizumab and IPH5201 collaboration agreement were stable over the period.
Net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation are nil for the first half of 2023, as compared to €5.5 million for the first half of 2022. The amount consumed for the first half of 2022 mainly relates to the payment of €5.9 million ($6.2 million) made to AstraZeneca in April 2022 in accordance with the Lumoxiti termination and transition agreement effective as of June 30, 2021.
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Cash flows from / (used in) investing activities:
Net cash flow used in investing activities for the six months ended June 30, 2023 were €0.2 million, as compared to net cash flow used in investing activities of €0.4 million for the six months ended June 30, 2022. The Company has not made any other significant investments in tangible, intangible or significant current and non-current financial assets during the first half of 2023 and 2022.
Net cash flows consumed by investing activities in connection with the Lumoxiti discontinued operation were nil for the first half of 2023 and 2022.
Cash flows from / (used in) financing activities:
Net cash flows used in financing activities for the six months ended June 30, 2023 were €1.2 million as compared to net cash flow used in financing activities of €1.0 million the six months ended June 30, 2022. These consumptions are mainly related to repayments of financial liabilities.
Net cash flows consumed by financing activities in connection with the Lumoxiti discontinued operation were nil for the first half of 2023 and 2022.
G.Key events since January 1, 2023
•On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the expansion of its collaboration with Sanofi. As a reminder, On December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7-H3 ANKET® program and options on two additional targets.Once selected, Sanofi will be responsible for all development, manufacturing and marketing. The closing of the transaction was subject to the authorization of the American authorities in accordance with the Hart Scott Rodino Act of 1976. This authorization was obtained on January 24, 2023, the date on which the collaboration was effective. Under the terms of the collaboration and research license agreement, the Company is eligible from the effective date of the agreement for an initial payment of €25,0 million. This amount was collected by the Company in March 2023.
•On April 3, 2023, the Company announced the signing of an exclusive license agreement with Takeda under which the Company grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. Under the terms of the license agreement, the Company will receive a $5.0 million upfront payment and is eligible to receive up to $410.0 million in future development, regulatory and commercial milestones if all milestones are achieved during the term of the agreement, plus royalties on potential net sales of any commercial product resulting from the license. The $5.0 million upfront payment was received by the Company on May 15, 2023 for an amount of €4.6 million.
•On April 26, 2023, the Company announced that it has filed a prospectus supplement with the Securities and Exchange Commission (“SEC”) relating to a new At-The-Market (“ATM”) program. Pursuant to this program, the Company may offer and sell to eligible investors a total gross amount of up to $75 million of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Innate, from time to time in sales
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deemed to be an “at the market offering” pursuant to the terms of a sales agreement with Jefferies LLC (“Jefferies”), acting as sales agent. The timing of any sales will depend on a variety of factors. The ATM program is presently intended to be effective unless terminated in accordance with the sales agreement or the maximum amount of the program has been reached. In connection with the establishment of a new ATM program, the Company has terminated the sales agreement, dated as of May 3, 2022, relating to its previous ATM program, effective as of April 19, 2023. The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of its drug candidates and for working capital and general corporate purposes.
•On June 26, 2023, the Company announced the first patient was dosing in MATISSE Phase 2 trial conducted by the Company in collaboration with AstraZeneca and evaluating IPH5201 in early stage lung cancer. This event triggered an additionnal payment of €2.0 million due to Orega in line with the agreement signed in 2019. As a reminder, in 2022, the Company received a $5.0 million upfront payment from AstraZeneca following the decision to advance IPH5201 into a phase 2 trial.
•On July 11, 2023, the Company announced that the first patient was dosed, on June 7, 2023, in a Sanofi-sponsored Phase 1/2 clinical trial, evaluating IPH6401/SAR’514 in relapsed or refractory Multiple Myeloma. Under the terms of the license agreement signed in 2016, Sanofi made a milestone payment of €2.0 million fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023.
H.Nota
The interim condensed consolidated financial statements for the six-month period ended June 30, 2023 were established in accordance with IAS 34 standard adopted by European Union and have been subject to a limited review by our Statutory Auditors and were approved by the Executive Board of the Company on September 13, 2023. They were reviewed by the Supervisory Board of the Company on September 13, 2023. They will not be submitted for approval to the general meeting of shareholders.
I.Main risks and uncertainties for the remaining six months of the fiscal year
Risk factors identified by the Company are presented in section 3 of the universal registration document (“Document d’Enregistrement Universel”) submitted to the French stock-market regulator, the “Autorité des Marchés Financiers”, on April 6, 2023 (AMF number D.23-0246). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the universal registration document available on the internet website of the Company.
Of note, the risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.

J.Related party transactions
Transactions with related parties during the periods under review are disclosed in Note 19 to the interim consolidated financial statements.

Innate Pharma |Half-year financial report June 30, 2023 | 15

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023
A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)

	Note	June 30, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents	4	71,414	84,225
Short-term investments	4	17,475	17,260
Trade receivables and others	5	55,566	38,346
Total current assets		144,455	139,831

Non-current assets
Intangible assets	6	903	1,556
Property and equipment	7	7,262	8,542
Non-current financial assets	4	35,790	35,119
Other non-current assets		86	149
Trade receivables and others - non-current	5	880	14,099
Deferred tax asset	16	9,674	8,568
Total non-current assets		54,594	68,033

Total assets		199,049	207,863
Liabilities

Current liabilities
Trade payables and others	8	18,991	20,911
Collaboration liabilities – current portion	13	6,538	10,223
Financial liabilities – current portion	9	5,335	2,102
Deferred revenue – current portion	13	5,050	6,560
Provisions - current portion	18	1,753	1,542
Total current liabilities		37,667	41,338

Non-current liabilities
Collaboration liabilities – non-current portion	13	49,520	52,988
Financial liabilities – non-current portion	9	35,323	40,149
Defined benefit obligations	10	2,532	2,550
Deferred revenue – non-current portion	13	5,974	7,921
Provisions - non-current portion	18	494	198
Deferred tax liabilities	16	9,674	8,568
Total non-current liabilities		103,518	112,374

Shareholders’ equity
Share capital	11	4,027	4,011
Share premium	11	381,371	379,637
Retained earnings		(330,315)	(272,213)
Other reserves		1,064	819
Net income (loss)		1,718	(58,103)
Total shareholders’ equity		57,863	54,151

Total liabilities and shareholders’ equity		199,049	207,863

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B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)

	Note	June 30, 2023	June 30, 2022

Revenue from collaboration and licensing agreements	13	35,344	41,271
Government financing for research expenditures	13	4,854	4,319

Revenue and other income		40,198	45,589

Research and development expenses	14	(31,453)	(24,956)
General and administrative expenses	14	(9,144)	(12,140)

Operating expenses		(40,597)	(37,096)

Operating income (loss)		(398)	8,494

Financial income	15	3,083	4,048
Financial expenses	15	(966)	(6,166)

Net financial income (loss)		2,116	(2,118)

Net income (loss) before tax		1,718	6,376

Income tax expense	16	—	—

Net income (loss) from continuing operations		1,718	6,376

Net income (loss) from discontinued operations	17	—	(73)

Net income (loss)		1,718	6,303

Net income (loss) per share :
Weighted average number of shares :		80,319,897	79,753,657

(in € per share)
- Basic income (loss) per share	20	0.02	0.08
- Diluted income (loss) per share	20	0.02	0.08
-Basic income (loss) per share from continuing operations	20	0.02	0.08
- Diluted income (loss) per share from continuing operations	20	0.02	0.08
-Basic income (loss) per share from discontinued operations	20	—	—
- Diluted income (loss) per share from discontinued operations	20	—	—

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C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)

	June 30, 2023	June 30, 2022
Net income (loss) for the period:	1,718	6,303
Items which will not reclassified in the consolidated statement of income (loss)
Actuarial gains and (losses) related to defined benefit obligations	101	471
Elements which will be reclassified in the consolidated statement of income (loss)
Foreign currency translation gain (loss)	146	(670)
Other comprehensive income (loss)	247	(199)
Total comprehensive income (loss)	1,965	6,104
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D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)

	Note	June 30, 2023	June 30, 2022
Net income (loss)		1,718	6,303
Depreciation and amortization, net	6, 7	3,645	2,030
Employee benefits costs	10	83	192
Change in provision for charges	18	507	134
Share-based compensation expense	14	1,401	2,596
Change in valuation allowance on financial assets	4	(1,044)	2,255
Gains (losses) on financial assets	4	288	(1,333)
Change in valuation allowance on financial instruments	4	(130)	(100)
Gains on assets and other financial assets	15	—	(25)
Interest paid	15	—	194
Disposal of property and equipment (scrapping)		591	—
Other profit or loss items with no cash effect		6	(52)
Operating cash flow before change in working capital		7,065	12,194
Change in working capital		(18,530)	(10,976)
Net cash generated from / (used in) operating activities:		(11,465)	1,218
Acquisition of property and equipment, net	7.8	(309)	(420)
Disposal of other assets		66	—
Purchase of other assets		(3)	(1)
Interest received on financial assets	15	—	25
Net cash generated from / (used in) investing activities:		(246)	(395)
Proceeds from the exercise / subscription of equity instruments	11	348	192
Repayment of borrowings	9	(1,594)	(958)
Net interest paid		—	(194)
Net cash generated / (used in) from financing activities:		(1,246)	(960)
Effect of the exchange rate changes		145	(670)
Net increase / (decrease) in cash and cash equivalents:		(12,811)	(807)
Cash and cash equivalents at the beginning of the year:	4	84,225	103,756
Cash and cash equivalents at the end of the six-months period:	4	71,414	102,949

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Change in working capital	Note	June 30, 2023	December 31, 2022	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	56,446	52,445	(4,001)
Deferred revenue - current and non-current portion	13	(11,024)	(14,481)	(3,457)
Trade payables and others (excluding payables related to capital expenditures)	8	(16,991)	(20,911)	(3,920)
Collaboration liabilities - current and non-current portion	13	(56,058)	(63,211)	(7,153)
Total change in Working Capital		(27,627)	(46,158)	(18,530)

Change in working capital	Note	June 30, 2022	December 31, 2021	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	61,531	48,241	(13,290)
Deferred revenue - current and non-current portion	13	(17,427)	(37,913)	(20,486)
Trade payables and others (excluding payables related to capital expenditures)	8	(18,667)	(28,573)	(9,905)
Collaboration liabilities - current and non-current portion	13	(73,121)	(40,415)	32,706
Total change in working capital		(47,684)	(58,660)	(10,976)

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E.Interim Consolidated Statement of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)

In thousands of euro, except for data share	Ordinary Shares	Preferred Shares	Share capital	Share premium	Retained earnings	Other reserves	Net income (loss)	Total attributable to equity holders of the Company
December 31, 2021	79,542,627	14,095	3,978	375,220	(219,404)	456	(52,809)	107,440

Net loss	—	—	—	—	—	—	6,303	6,303
Actuarial gains on defined benefit obligations	—	—	—	—	—	471	—	471
Foreign currency translation loss	—	—	—	—	(28)	(642)	—	(670)
Total comprehensive loss for the period	—	—	—	—	(28)	(171)	6,303	6,104

Allocation of prior period income (loss)	—	—	—	—	(52,809)	—	52,809	—
Exercise and subscription of equity instruments	211,030	—	11	181	—	—	—	191
Shared-based payment	—	—	—	2,596	—	—	—	2,596
June 30, 2022	79,753,657	14,095	3,988	377,998	(272,241)	284	6,303	116,333

December 31, 2022	80,212,069	14,095	4,011	379,637	(272,213)	819	(58,103)	54,151

Net income	—	—	—	—	—	—	1,718	1,718
Actuarial loss on defined benefit obligations	—	—	—	—	—	101	—	101
Foreign currency translation loss	—	—	—	—	—	146	—	146
Total comprehensive loss for the period	—	—	—	—	—	247	1,718	1,965

Allocation of prior period income (loss)	—	—	—	—	(58,103)	—	58,103	—
Exercise and subscription of equity instruments	304,553	—	15	333	—	—	—	348
Shared-based payment	—	—	—	1,400	—	—	—	1,400
June 30, 2023	80,516,622	14,095	4,027	381,371	(330,315)	1,064	1,718	57,863

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F.Interim Condensed Notes to the Consolidated Financial Statements
1.The Company and key events
1.1The company
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform. Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types. The Company has developed, internally and through its business development strategy, a broad and diversified portfolio including six clinical drug candidates and a robust preclinical pipeline. Innate has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi. Innate Pharma believes its drug candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2023 generated a net income of 1,718 thousand euros. As of June 30, 2023, shareholders' equity amounted to 57,863 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its drug candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future drug candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2023, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
Innate Pharma is based in Marseille, France and listed on Euronext Paris and Nasdaq in the U.S., and had 191 employees as of June 30, 2023.
1.2Key events for the six-month period ended June 30, 2023
•On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the expansion of its collaboration with Sanofi. As a reminder, On December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7-H3 ANKET® program and options on two additional targets.Once selected, Sanofi will be responsible for all development, manufacturing and marketing. The closing of the transaction was subject to the authorization of the American authorities in accordance with the Hart Scott Rodino Act of 1976. This authorization was obtained on January 24, 2023, the date on which the collaboration was effective. Under the terms of the collaboration and research license
Innate Pharma |Half-year financial report June 30, 2023 | 22

agreement, the Company is eligible from the effective date of the agreement for an initial payment of €25.0 million. This amount was collected by the Company in March 2023.
•On April 3, 2023, the Company announced the signing of an exclusive license agreement with Takeda under which the Company grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. Under the terms of the license agreement, the Company will receive a $5.0 million upfront payment and is eligible to receive up to $410.0 million in future development, regulatory and commercial milestones if all milestones are achieved during the term of the agreement, plus royalties on potential net sales of any commercial product resulting from the license. The $5.0 million upfront payment was received by the Company on May 15, 2023 for an amount of €4.6 million.
•On April 26, 2023, the Company announced that it has filed a prospectus supplement with the Securities and Exchange Commission (“SEC”) relating to a new At-The-Market (“ATM”) program. Pursuant to this program, the Company may offer and sell to eligible investors a total gross amount of up to $75 million of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Innate, from time to time in sales deemed to be an “at the market offering” pursuant to the terms of a sales agreement with Jefferies LLC (“Jefferies”), acting as sales agent. The timing of any sales will depend on a variety of factors. The ATM program is presently intended to be effective unless terminated in accordance with the sales agreement or the maximum amount of the program has been reached. In connection with the establishment of a new ATM program, the Company has terminated the sales agreement, dated as of May 3, 2022, relating to its previous ATM program, effective as of April 19, 2023. The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of its drug candidates and for working capital and general corporate purposes.
•On June 26, 2023, the Company announced the first patient was dosing in MATISSE Phase 2 trial conducted by the Company in collaboration with AstraZeneca and evaluating IPH5201 in early stage lung cancer. This event triggered an additionnal payment of €2.0 million due to Orega in line with the agreement signed in 2019. As a reminder, in 2022, the Company received a $5.0 million upfront payment from AstraZeneca following the decision to advance IPH5201 into a phase 2 trial.
•On July 11, 2023, the Company announced that the first patient was dosed, on June 7, 2023, in a Sanofi-sponsored Phase 1/2 clinical trial, evaluating IPH6401/SAR’514 in relapsed or refractory Multiple Myeloma. Under the terms of the license agreement signed in 2016, Sanofi made a milestone payment of €2.0 million fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023.

2.Basis of presentation and statement of compliance
2.1Basis of preparation
The interim condensed consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 and the related notes (together, the “interim condensed consolidated financial statements”) have been prepared under the responsibility of the management of the Company in accordance with the
Innate Pharma |Half-year financial report June 30, 2023 | 23

underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.
The interim condensed consolidated financial statements were closed by the Executive Board, approved and authorized by the Supervisory Board upon recommendation of the Audit Committee on September 13, 2023.
They have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (“IASB”). Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the interim condensed consolidated financial statements are also prepared in accordance with IFRS, as adopted by the European Union (EU).For the presented periods, the differences between IFRS as issued by IASB and IFRS adopted by EU had no impact on the interim condensed consolidated financial statements.
The general accounting conventions were applied in accordance with the underlying assumptions, namely (i) going concern, (ii) permanence of accounting methods from one year to the next and (iii) independence of financial years, and in conformity with the general rules for the preparation and presentation of consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The interim condensed consolidated financial statements do not include all disclosures required for annual financial statements and should therefore be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2022.
The results of the operations for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any other interim period or for any year in the future.
Except for number of shares and per share amounts, all amounts are expressed in thousands of euros, unless stated otherwise. Some amounts may be rounded for the calculation of financial information contained in the interim condensed consolidated financial statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.

2.2Use of judgments and estimates
The preparation of financial statements in accordance with IFRS requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.
These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The estimates and judgments which are mainly used by the Company are detailed in note 18.1.1 in paragraph 2.w) of the appendix to the consolidated financial statements as of December 31, 2022 of the Universal Registration Document published on April 6, 2023. Estimates and judgments which impact the condensed consolidated financial statements as of June 30, 2023 are:
•accounting for collaboration and licensing agreements (note 6 and 13);
•estimate of the useful life of the acquired licenses (note 6).

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2.3Recently issued accounting standards and interpretations
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2023 and, as such, they have been adopted by the Company:
•IFRS 17 - Insurance contracts;
•Amendements to IAS 1 : Presentation of Financial Statements;
•Amendements to IAS 8 : Accounting policies, Changes in accounting Estimates and Errors;
•Amendements to IAS 12 : Income taxes.
Those amended standards have no impact on the interim condensed consolidated financial statements.
2.4Translation of transactions denominated in foreign currency
Foreign currency transactions are translated into the presentation currency using the following exchange rates:

	June 30, 2022		December 31, 2022		June 30, 2023
€1 equals to	Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
USD	1.0933	1.0387	1.0530	1.0666	1.0806	1.0866

3.Management of financial risks
The Company did not identify other risks than the ones presented in the consolidated financial statements for the year ended December 31, 2022.
4.Cash, cash equivalents, short-term investments and non-current financial assets

(in thousands of euro)	June 30, 2023	December 31, 2022

Cash and cash equivalents	71,414	84,225
Short-term investments	17,475	17,260
Cash, cash equivalents and short-term investments	88,889	101,485
Non-current financial assets	35,790	35,119
Cash, cash equivalents and financial assets	124,679	136,604
Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts and fixed-term accounts.
As of June 30, 2023, the Company also holds six units in “SICAVs” and shares in mutual funds. The risk profiles of these funds are rated from 1 to 7 by the financial institution that manages and markets these funds (1 being the lowest risk profile).When the maturity of shares in mutual funds is longer than one year, they are classified as non-current financial instruments.
Non-current financial assets generally include a guarantee of capital at the maturity date (which is always longer than one year). These instruments are defined by the Company as financial assets at fair value through profit or loss and classified as non-current due to their maturity.
As of June 30, 2023 and December 31, 2022, the amount of cash, cash equivalents and financials assets denominated in US dollars amounted to €29,488 thousand and €34,735 thousand, respectively.
Innate Pharma |Half-year financial report June 30, 2023 | 25

Changes in short-term investments and non-current financial assets for the six months ended June 30, 2022 and 2023 are the following:

(in thousands of euro)	December 31, 2022	Additions (1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2023
Short-term investments	17,260	—	—	271	232	(288)	17,475
Non-current financial assets	35,119	—	—	772	(102)	—	35,790
Total	52,379	—	—	1,043	130	(288)	53,265

(in thousands of euro)	December 31, 2021	Additions	Deductions	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2022
Short-term investments	16,080	2,935	—	53	—	1,333	20,401
Non-current financial assets	39,878	—	(2,935)	(2,308)	172	—	34,808
Total	55,958	2,935	(2,935)	(2,255)	172	1,333	55,209
(1) The additions correspond to both acquisitions and reclassifications of financial assets according to their maturity at the closing date.
(2) The deductions correspond to both disposals and reclassifications of financial assets according to their maturity at the closing date.
For the six months ended June 30, 2023 , variance of fair value through the consolidated statement of income (loss) is made of €772 thousand of unrealized gains on non-current financial assets and €271 thousand of unrealized gains on short-term investments. For the six months ended June 30, 2022, variance of fair value through the consolidated statement of income (loss) was made of €2,308 thousand of unrealized losses on non-current financial assets and €53 thousand of unrealized gains on short-term investments (see note 16).

Innate Pharma |Half-year financial report June 30, 2023 | 26

5.Trade receivables and others

(in thousands of euro)	June 30, 2023	December 31, 2022

Other receivables	109	61
Research tax credit(1)	43,936	25,904
Other tax credits	395	361
Prepaid expenses (2)	3,328	4,672
VAT refund	1,717	1,614
Trade account receivables (3)	2,934	3,080
Prepayments made to suppliers	3,146	2,652
Receivables and others	55,566	38,345
Research tax credit(1)	—	13,018
Prepaid expenses (2)	880	1,081
Receivables and others - non-current	880	14,099
Trade receivables and others	56,446	52,445

(1) The Research tax credit is recognized as other operating income in the year to which the eligible research expenditure relates. The amount of €43,936 thousand recognized in current receivables corresponds to the CIR for the 2019, 2020 and 2022 tax year as well as the first half of 2023. Following the fact that the Company no longer met the eligibility criteria for the SME status as of December 31, 2019, the CIR for the 2019 and 2020 tax years represented a non-current receivable which will in principle be offset against the French corporate income tax due by the Company with respect to the three following years, or refunded if necessary upon expiry of such a period. Since December 31, 2020, the Company met again the eligibility criteria for the SME status. As such, it was eligible for the early repayment by the French treasury of the 2021 Research Tax Credit for an amount of €10,302 thousand in 2022 and also the 2022 Research Tax Credit for an amount of €9,167 thousand. These amounts was received by the Company on November 16,2022 and July 21, 2023, respectively. The Company is also eligible for a CIR refund in 2023 in respect to the 2019 tax year for an amount of €16,737 thousand, given the expiry of the three-year period. This amount had not yet been received by the Company as of June 30, 2023. In addition, the Company has also classified as a current receivable the CIR in respect of the 2020 tax year for an amount of €13,018 thousand , which is due to expire on December 31, 2023, and the CIR of the first half of 2023 for an amount of €5,014 thousand which is eligible for an early repayment.
(2) As of June 30,2023, the prepaid expenses includes include an amount of €1,131 thousand relating to the guarantee fees in line with the two State Guaranteed Loans from Société Générale and BNP Paribas. Following the extension of these two loans repayment for an additional period, the full amount of the guarantee fee over the additional five-year period has been recognized as an operating expense in 2022. As of June 30, 2023, an adjustment is made through the prepaid accounts to reflect the fact that the expenses are related to the fiscal year (see note 9).
(3) As of June 30,2023, the amount is mainly comprises of the receivable from Sanofi for an amount of €2,400 thousand pursuant to the collaboration and licensing agreement signed in 2016 and the following the first patient dosing in a Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in June 2023. This amount was received by the Company on July 21, 2023.
The net book value of the receivables is considered to be a reasonable approximation of their estimated fair value. No valuation allowance was recognized on trade receivables and others as the credit risk of each debtor was considered as not significant.

Innate Pharma |Half-year financial report June 30, 2023 | 27

6.Intangible assets

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total

January 1, 2022	3,161	29	41,000 (1)	44,192
Acquisitions	—	—	—	—
Additional considerations	—	—	—	—
Disposals	—	—	—	—
Amortizations	(940) (3)	—	—	(940)
Transfers	—	—	—	—

June 30, 2022	2,221	29	41,000	43,260

January 1, 2023	1,556	—	—	1,556
Acquisitions	—	—	—	—
Additional considerations	2,000 (2)	—	—	2,000
Disposals	—	—	—	—
Amortizations	(2,651) (3)	—	—	(2,651)
Transfers	—	—	—	—

June 30, 2023	903	—	—	903

(1) Following the Company's decision in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022), the rights relating to the intangible asset have been fully impaired for their net book value on the date of the decision, i.e. €41,000 thousand (see below "Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S').
(2) This amount corresponds to the additional invoice received from Orega Biotech for the rights relating to IPH5201 following the first patient dosed in the Phase 2 MATISSE clinical trial in June 2023, in accordance to the agreement signed in 2019. This additional invoice is fully amortized as of June 30, 2023 and paid on July 2023.
(3) As of June 30, 2022, this amount included the amortization of rights related to the monalizumab for an amount of €903 thousand. As of June 30, 2023, this amount includes the amortization of the additional payment made to Orega Biotech in 2023 for and amount of €2,000 thousand and the amortization of rights related to the monalizumab for an amount of €651 thousand.

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
Since their acquisition, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase II trials. The Company has reassessed the anticipated residual duration of the Phase 2 trials as of June 30, 2023 and estimated that it would be fully amortized by 2023, which is the same estimation as of December 31, 2022, as a result of the completion of some trials and by modifying the estimated end dates relating to certain cohorts.
The net book values of the monalizumab rights were €900 thousand and €1,551 thousand as of June 30, 2023 and December 31, 2022, respectively.
IPH5201 (Anti-CD39) rights acquired from Orega Biotech
On January 4, 2016, the Company and Orega Biotech entered into an exclusive licensing agreement by which Orega Biotech granted the Company full worldwide rights to its program of first-in-class anti-CD39 checkpoint inhibitors.
Innate Pharma |Half-year financial report June 30, 2023 | 28

The undisclosed upfront payment paid by the Company to Orega Biotech has been recognized as an intangible asset in the consolidated financial statements for the year ended December 31, 2016. Criteria relating to the first development milestone were reached in December 2016. Consequently, the amount of this milestone was recognized as an intangible asset in addition to the initial payment, for a total of €1.8 million as of December 31, 2021. In June 2019, the Company also paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed on October 22, 2018 with AstraZeneca regarding IPH5201. Under this agreement, the Company also paid in April and June 2020, respectively €2.5 and €0.2 million to Orega Biotech following the first Phase 1 dosing relating to IPH5201.
This asset was amortized on a straight-line basis since November 1, 2018 (corresponding to the effective beginning date of the collaboration) until the date the Company expected to fulfill its commitment (end of fiscal year 2020). These collaboration commitments have all been fulfilled. Thus, the rights relating to IPH5201 have been fully amortized since December 31, 2020.
As a reminder, Orega Biotech claimed joint ownership of certain patents relating to IPH5201. The Company and Orega Biotech have resolved these claims in an arbitration proceeding, which decision was rendered in December 2021. As a result of this decision, the Company is required to pay a low-teen percentage of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201. Following this arbitration decision, the Company paid in January 2022 an additional amount of €0.4 million to Orega. This additional payment was fully amortized as of December 31, 2021. The Company announced on June 3, 2022 the progress of IPH5201 towards a study of Phase 2 in lung cancer, of which the Company will be a sponsor. In accordance with the amendment signed on June 1, 2022, the Company was eligible for a milestone payment of $5 million by AstraZeneca, received in August 2022 by the Company. In October 2022, the Company therefore paid an additional €0.6 million to Orega Biotech.
On June 26, 2023, the Company announced the treatment of the first patient in the Phase 2 MATISSE trial, conducted in collaboration with AstraZeneca and evaluating IPH5201 in early-stage lung cancer. As a consequence, the Company made an additional payment of €2.0 million to Orega Biotech in July 2023, in accordance with the agreement signed in 2019.
Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S
At the agreement inception, an upfront payment of €40 million for acquired rights were recorded as intangible asset. As part of this agreement, an additional amount of €1.0 million was paid in October 2020 to Novo Nordisk A / S following the launch of the first avdoralimab Phase II trial. As avdoralimab is still in clinical trial, the acquired rights are classified as intangible asset in progress. They were subject to annual impairment test. No impairment were recorded since inception. These acquired rights will be amortized when the Company obtains economic benefits.
According to the agreement, the Company will pay additional payments according to the reach of specific steps. As of June 30, 2023, according to the uncertainty of these potential future payments, no liability was recognized.
Development costs incurred by the Company are recognized as research and development expenses.
As a reminder, during 2022 fourth quarter, the Company was informed by the sponsor of the Phase 2 clinical trial evaluating avdoralimab in inflammation in bullous pemphigoid ("BP") indication of its decision to discontinue said trial. Consequently, the Company decided in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022).
Innate Pharma |Half-year financial report June 30, 2023 | 29

Following that decision, the Company applied IAS 36 "Impairment of assets" and assessed that there was an indication of impairment sufficiently significant to result in the full impairment of the intangible asset. This depreciation was recognized with regard to the estimate of the recoverable value of avdoralimab's intangible assets, based on expected future cash flows, as of December 2022, date of the decision. Thus, on decision date to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, avdoralimab rights were fully written down to their net book value, i.e €41,000 thousand.

7.Property and equipment

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total	Of which finannce leases

January 1, 2022	4,981	5,187	6	10,174	5,342
Acquisitions	14	458	—	472	—
Disposals	—	—	—	—	—
Depreciation	(379)	(711)	—	(1,090)	(534)
Transfers	—	—	—	—	—

June 30, 2022	4,616	4,934	6	9,556	4,808

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets(3)

January 1, 2023	4,242	4,298	—	8,542	6,423
Acquisitions	31	279	—	310	79
Disposals (1)	(513)	(78)	—	(591)	(513)
Depreciation	(323)	(670)	—	(993)	(428)
Transfers	—	—	—	—	—

June 30, 2023	3,437	3,829	—	7,262	5,561
(1) On March 13, 2023, the Company signed an amendment to the lease for the "Le Virage" building, reducing the surface area of the leased premises. The effective date of the lease amendment is March 15, 2023. As a result, and in accordance with IFRS 16, the impact on the consolidated balance sheet at the effective date of the lease amendment is as follows: write-off of a right of use (asset) of €0.5 million and a lease liability of €0.7 million.
8.Trade payables and others

(in thousands of euro)	June 30, 2023	December 31, 2022

Suppliers (excluding payables related to capital expenditures)	9,868	13,656
Tax and employee-related payables	5,327	5,978
Other payables (1)	1,380	1,260
Trade payables and others (excluding payables related to capital expenditures)	16,575	20,894
Payables related to capital expenditures (2)	2,416	17
Payables and others	18,991	20,911

Innate Pharma |Half-year financial report June 30, 2023 | 30

(1) As of June 30, 2023, this amount includes mainly the liability related to the payment of the guarantee fees on the two State Guaranteed Loans obtained from Société Générale and BNP Paribas in 2021 (see note 9).
(2) As of June 30, 2023, this amount includes mainly the amount of €2,400 thousand due to Orega Biotech for the rights relating to IPH5201 following the first patient dosed in the Phase 2 MATISSE clinical trial in June 2023, in accordance to the agreement signed in 2019. This amount was fully paid in July 2023.
The book value of trade payables and others is considered to be a reasonable approximation of their fair value.

9.Financial liabilities

(in thousands of euro)	December 31, 2022	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2023
State guaranteed loan Société Générale (1)	20,000	—	—	—	—	20,000
State guaranteed loan BNP Paribas (1)	8,700	—	—	—	—	8,700
State guaranteed loans - accrued interest	15	—	—	—	—	15
Lease liabilities – Building "Le Virage" (3)	1,353	—	(736)	(130)	—	487
Lease liabilities – Premises Innate Inc.	345	—	—	(50)	2	297
Lease liabilities – Laboratory equipment	287	—	—	(89)	—	198
Lease liabilities – Vehicles	33	—	48	(13)	—	70
Lease liabilities - Printers	27	—	—	(4)	—	23
Borrowing – Equipment	154	—	—	(27)	—	127
Borrowing – Building (2)	11,338	—	—	(602)	—	10,736
Total	42,252	—	(689)	(916)	2	40,658

(in thousands of euro)	December 31, 2021	Proceeds from borrowing	Proceeds from lease liabilities (non cash)	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2022
State guaranteed loan Société Générale (1)	20,000	—	50	—	—	20,050
State guaranteed loan BNP Paribas (1)	8,700	—	22	—	—	8,722
State guaranteed loans - accrued interest	—	—	—	—	—	—
Lease liabilities – Building "Le Virage"	1,875	—	—	(260)	—	1,614
Lease liabilities – Premises Innate Inc.	391	—	45	(44)	5	396
Lease liabilities – Laboratory equipment	464	—	—	(87)	—	376
Lease liabilities – Vehicles	53	—	38	(19)	—	71
Lease liabilities - Printers	35	—	—	(4)	—	31
Borrowing – Equipment	209	—	—	(27)	—	181
Borrowing – Building (2)	12,525	—	—	(591)	—	11,933
Total	44,251	—	155	(1,032)	5	43,374

Innate Pharma |Half-year financial report June 30, 2023 | 31

(1) On January 5, 2022, the Company announced that it had obtained €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021 respectively. Both loans have an initial maturity of one year with an option to extend to five years usable from August, 2022. They are 90% guaranteed by the French government as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic. In August 2022, the Company has requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period. Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years. The state guarantee fees amounts to €877 thousand and €379 thousand for Société Générale and BNP Paribas loans respectively.
(2) On July 3, 2017, the Company borrowed from the Bank “Société Générale” in order to finance the construction of its future headquarters. This loan amounting to a maximum of €15,200 thousand will be raised during the period of the construction in order to pay the supplier payments as they become due. As of December 31, 2018 and 2019, the loan was raised at an amount of €1,300 thousand.
The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). As of June 30, 2023, the remaining capital of the loan amounted to €10,736 thousand. The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031.
This loan bears a fixed interest rate of 2.01%. It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.
(3) On March 13, 2023, the Company signed an amendment to the lease for the "Le Virage" building, reducing the surface area of the leased premises. The effective date of the lease amendment is March 15, 2023. As a result, and in accordance with IFRS 16, the impact on the consolidated balance sheet at the effective date of the lease amendment is as follows: write-off of a right of use (asset) of €0.5 million and a lease liability of €0.7 million.
The table below shows the schedule for the contractual repayment of financial liabilities (being principal and interest payments) as of June 30, 2023:

Innate Pharma |Half-year financial report June 30, 2023 | 32

(in thousands of euro)	Within 1 year	From 2nd to 5th year included	Over 5 years	Total

State guaranteed loan Société Générale	2,739	18,087	—	20,826
State guaranteed loan BNP Paribas	1,156	7,772	—	8,928
State guaranteed loans - accrued interest	14	—	—	14
Lease liabilities – Building "Le Virage"	255	255	—	509
Lease liabilities – Premises Innate Inc.	96	208	—	304
Lease liabilities – Laboratory equipment	167	32	—	198
Lease liabilities – Vehicles	29	44	—	71
Lease liabilities - Printers	9	13	—	22
Borrowing – Equipment	57	71	—	128
Borrowing – Building	1,427	5,706	4,517	11,649
Total financial liabilities	5,948	32,189	4,517	42,654

10.Employee benefit
Defined benefit obligation

(in thousands of euro)	June 30, 2023	December 31, 2022

Allowance for retirement defined benefit	2,159	2,184
Allowance for seniority awards	373	366
Defined benefit obligations	2,532	2,550
Amounts recognized in the statement of financial position are determined as follows (in thousand euros):

As of January 1, 2022	2,976

Service cost	427
Interest costs	(62)
Actuarial (gain) / loss	(790)

As of December 31, 2022	2,550

Service cost	100
Interest costs	(17)
Actuarial (gain) / loss	(101)

As of June 30, 2023	2,532
Discount rates used by the Company to evaluate retirement benefits were based on iBoxx Corporate AA. It was 3.60% and 3.75% as of June 30, 2023 and December 31, 2022, respectively.
In addition, the impact of the 2023 pension reform (including the raising of the retirement age) has been recognized as a plan amendment within the meaning of IAS 19, recognized in the income statement and balance sheet with no material impact at June 30, 2023.

Innate Pharma |Half-year financial report June 30, 2023 | 33

11.Capital
11.1Share capital

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
As of June 30, 2023, the Company’s share capital amounted to €4,026,536 divided into (i) 80,516,622 ordinary shares, each with a nominal value of €0.05; (ii) 6,514 “2016” preferred shares, each with a nominal value of €0.05, and (iii) 7,581 “2017” preferred shares, each with a nominal value of €0.05, respectively, fully paid up.
Share capital does not include BSAs, BSAAR, AGAs and AGAPs that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised.
On October 21, 2019 and December 30, 2019, the retention period for the “2016 free preferred shares” has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfilment of the performance criteria. Holders of “2016” preferred shares” are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.
In April 3, 2021, the retention period for the "2017 free preferred shares" has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfillment of the performance criteria. According to these same performance criteria, the Executive Board of April 7, 2021 noted that the "2017 preferred shares" did not give right to any ordinary shares. The “2017 preferred shares” will not be redeemed by the Company and will remain incorporated into the capital, unless subsequently decided by the Executive Board. As the conversion is void, the "2017 preferred shares" no longer give the right to vote at our general meetings, nor to receive dividends.
In the six months ended June 30, 2023, a capital increase of €15,228 occurred as a result of the Executive Board decisions on April 14, 2023 and July 6, 2023, subsequent to (i) the conversion of 47,100 “2012” BSAAR and (ii) the creation of 223,593 ordinary shares following the set-up of a company saving plan for the benefit of the Company’s employees, including 163,293 ordinary shares issued free of charge (top-up) and (iii) the conversion of 33,860 “2013” BSA. These events led to a net capital increase of €15,228 and an increase in share premium of €332,621, broken down as follows: (i) a creation of 47,100 ordinary shares, with a nominal value of €0.05, for an issue price of €2.04, (ii) a creation of 163,293 ordinary shares, with a nominal value of €0.05 and a creation of 60,300 ordinary shares, with a nominal value of €0.05, for an issue price of €2.85 per share, and (iii) a creation of 33,860 ordinary shares, with a nominal value of €0.05, for an issue price of €2.36.
11.2Treasury shares
The Company held 18,575 of its own shares as of June 30, 2023 and December 31, 2022, respectively.

11.3Share based payments
The Company has issued BSAs, BSAARs, AGAs and AGAPs as follows:

Date	Types	Number of warrants issued as of 6/30/2023	Number of warrants void as of 6/30/2023	Number of warrants exercised as of 6/30/2023	Number of warrants outstanding as of 6/30/2023	Maximum number of shares to be issued as of 6/30/2023	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	2.04
May 27, 2013	BSAAR 2012	146,050	12,250	133,800	—	—	2.04
Innate Pharma |Half-year financial report June 30, 2023 | 34

July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	86,700	59,350	59,350.00
October 21, 2016	AGAP Employees 2016-1	2,486	251	167	2,068	268,840	-
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	-
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	-
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	-
April 3,2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	-
April 3,2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3,2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	-
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	-
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	-
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	-
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	-
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	-
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	-
August 5, 2020	AGAP Employees 2020-1	766,650	310,434	—	456,216	456,216	-
August 5, 2020	AGAP Management 2020-1	710,000	60,000	—	650,000	650,000	-
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	-
October 1, 2021	AGAP Employees 2021-1	1,066,600	167,600	—	899,000	899,000	-
October 1, 2021	AGAP Management 2021-1	610,000	90,000	—	520,000	520,000	-
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—
October 3, 2022	AGA Bonus 2022-1	128,061	—	—	128,061	128,061	—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	81,000	—	1,290,500	1,290,500	—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	—	550,000	550,000	—
April 14, 2023	AGA "Plan Epargne Entreprise" 2023	163,293	—	163,293	—	—	—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	-
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	-
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	-
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	1.77
July 17, 2013	BSA 2013	237,500	—	225,000	12,500	12,500	2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	2.31
	Total as of June 30, 2023	10,592,170	1,901,049	2,928,394	5,762,727	6,514,299

Innate Pharma |Half-year financial report June 30, 2023 | 35

12.Financial instruments recognized in the statement of financial position and related effect on the income statement
The following tables show the carrying amounts and fair values of financial assets and financial liabilities. The tables do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As of June 30, 2023	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized cost (2)	Fair value
Financial assets
Non-current financial assets	35,790	35,790	—	35,790
Trade receivables and others	56,446	—	56,446	56,446
Short-term investments	17,475	17,475	—	17,475
Cash and cash equivalents	71,414	71,414	—	71,414
Total financial assets	181,125	124,679	56,446	181,125
Financial liabilities
Financial liabilities—non-current portion	35,323	—	35,323	35,323
Financial liabilities—current portion	5,335	—	5,335	5,335
Trade payables and others	18,991	—	18,991	18,991
Total financial liabilities	59,649	—	59,649	59,649

As of December 31, 2022	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized Cost (2)	Fair value
Financial assets
Non-current financial assets	35,119	35,119	—	35,119
Trade receivables and others	52,445	—	52,445	52,445
Short-term investments	17,260	17,260	—	17,260
Cash and cash equivalents	84,225	84,225	—	84,225
Total financial assets	189,049	136,604	52,445	189,049
Financial liabilities
Financial liabilities—non-current portion	40,149	—	40,149	40,149
Financial liabilities—current portion	2,102	—	2,102	2,102
Trade payables and others	20,911	—	20,911	20,911
Total financial liabilities	63,162	—	63,162	63,162

(1) The fair value of financial assets classified as fair value through profit and loss corresponds to the market value of the assets, which are primarily determined using level 2 measurements.

(2) The book amount of financial assets and liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
In accordance with the amendments to IFRS 7, financial instruments are presented in three categories based on a hierarchy of methods used to determine fair value:

Level 1: fair value determined based on quoted prices in active markets for assets or liabilities;

Level 2: fair value determined on the observable database for the asset or liability concerned either directly or indirectly;

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Level 3: fair value determined on the basis of evaluation techniques based in whole or in part on unobservable data.

13.Revenue, government financing for research expenditures and sales
13.1Revenue from collaboration and licensing agreements
Revenues from collaboration and licensing agreements result from agreements signed with AstraZeneca, Sanofi and Takeda :

(in thousands of euro)	June 30, 2023	June 30, 2022

Proceeds from collaboration and licensing agreements	34,728	41,919
of which monalizumab agreement (AstraZeneca)	9,503	16,440
of which IPH5201 agreement (AstraZeneca)	—	4,826
of which preclinical molecules agreement (AstraZeneca)	—	17,400
of which 2016 Sanofi agreement	2,000	3,000
of which 2022 Sanofi agreement	18,672	—
of which Takeda agreement	4,553	—
of which other agreements	—	252
Invoicing of R&D costs (IPH5201 agreement)	616	(21)
Exchange gains or losses on collaboration agreement	—	(627)
Revenue from collaboration and licensing agreements	35,344	41,271

a) Revenue recognition related to monalizumab AZ agreements and amendments
Change in deferred revenue relating to monalizumab agreement:

(in thousands of euro)	Total
As of December 31, 2021	20,159
Increase in deffered revenu resulting from the $50m milestone relating to the dosage of the first patent in the Phase 3 trial PACIFIC-9 (1)	47,687
Revenue for the six months ended June 30, 2022	(16,440)
Transfer from / (to) collaboration liabilities	(34,094)
As of June 30, 2022	17,312

As of December 31, 2022	14,481
Revenue for the six months ended June 30, 2023	(9,503)
Transfer from / (to) collaboration liabilities	(283)
As of June 30, 2023	4,696
(1) As a reminder, the increase in deferred revenue relating to monalizumab agreement between December 31, 2021 and June 30, 2022 is explained by the additional payment of €47,687 thousand ($50,000 thousand) made by AstraZeneca in June 2022 and triggered by the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022. This increase has led to a simultaneous increase in collaboration commitment ("collaboration liability"- see below) of
Innate Pharma |Half-year financial report June 30, 2023 | 37

€34,335 thousand ($36,000 thousand) in accordance with the Company’s July 2019 option concerning the co-financing of Phase 3 trials in the field of collaboration.
Change in collaboration liabilities relating to monalizumab agreement:

(in thousands of euro)	Total
As of December 31, 2021	40,415
Additions (1)	38,568
Deductions	(5,862)
As of June 30, 2022	73,121

As of December 31, 2022	63,211
Additions	283
Deductions	(7,436)
As of June 30, 2023	56,058
(1) As a reminder, the increase in collaboration liabilities relating to monalizumab agreement between December 31, 2021 and June 30, 2022 mainly results from (i) a €34,335 thousand ($36,000 thousand) increase in collaboration commitments in connection with the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022, and (ii) a €3,700 thousand increase in the collaboration commitments in connection with exchange rate fluctuations over the period.

b) Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
Revenue related to IPH5201 for the six months ended June 30, 2023 are nil as compared to a €4,826 thousand revenue for the six months ended June 30, 2022 which resulted from the entire recognition in revenue of the $5.0 million milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. As a reminder, this amendment set the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.
c) Revenue related to IPH6401 - Sanofi

Revenue related to IPH6401 under the collaboration and license agreement signed with Sanofi is €2,000 thousand for the six months ended June 30, 2023, as compared to a revenue of €3,000 thousand as of June 30, 2022. The Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. Under the terms of the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023.
d) Revenue related to Sanofi research collaboration and licensing agreement (2022)
On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, under the terms of such agreement, the Company received an upfront payment of €25.0 million in March 2023, including €18.5 million for the exclusive license, €1.5 million for the research work and €5.0 million for the two additional targets options. The Company considers that the license to the B7-H3 technology is a right to
Innate Pharma |Half-year financial report June 30, 2023 | 38

use the intellectual property granted exclusively to Sanofi from the effective date of the agreement. As such, the €18.5 million upfront payment relating to the exclusive license has been fully recognized in revenue as of June 30, 2023.

Change in deferred revenue relating to the 2022 research collaboration and licensing agreement :

(in thousands of euro)	Total
As of December 31, 2022	—
Additions (1)	6,500
Deductions	(172)
As of June 30, 2023	6,328
(1) The increase in deferred revenue relating to the 2022 research collaboration and licensing agreement with Sanofi between December 31, 2022 and June 30, 2023 mainly comprises (i) an upfront payment of €5,000 thousand relating to the granting of two options for exclusive licenses on Innate's intellectual property for the research, development, manufacturing and commercialization of NKCEs specifically targeting two preclinical molecules. The Company will recognize the related revenues either at the reporting date or three years after the effective date; as well as (ii) an amount of €1,400 thousand relating to research services provided in collaboration with Sanofi. The Company will recognize the related revenues on a straight-line basis over the duration of the research work to which the Company has agreed corresponding to three years.
e) Schedule of variance of deferred revenue

(in thousands of euro)	As of December 31, 2022	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2023
Monalizumab	14,481	(9,503)	—	(283)	4,696
Sapphire (Sanofi options)	—	—	5,000	—	5,000
Sapphire (Sanofi services)	—	(172)	1,500	—	1,328
Total	14,481	(9,675)	6,500	(283)	11,024

(in thousands of euro)	As of December 31, 2021	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2022
Monalizumab	20,159	(16,440)	47,687	(34,094)	17,312
Preclinical molecules	17,400	(17,400)	—	—	—
Others	353	(235)	—	—	117
Total	37,912	(34,075)	47,687	(34,094)	17,427

13.2Government financing for research expenditures
The Company receives grants from the European Commission, French government and state organizations in several different forms:
•Research Tax Credits; and
• Investment and operating grants.
As of June 30, 2023 and 2022, an estimate of the research tax credit amount for the first half period is calculated on the basis of eligible expenses over the period.
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The total amount for government financing for research expenditures recorded as other income in the income statement can be analysed as follows:

(in thousands of euro)	June 30, 2023	June 30, 2022

Research tax credit	4,854 (1)	4,270
Grant	0	49
Government financing for research expenditures	4,854	4,319
(1) As of June 30, 2023, the amount is mainly composed of (i) the research tax credit calculated and recognized for the 2022 financial year for an amount of €5.0 million from which is subtracted (ii) a provision amounting to €0.2 million relating to the additional provision in connection with the tax inspection carried out in 2022 by the French tax authorities relating to the 2019 and 2020 financial years, as well as the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years.
14.Operating expenses

(in thousands of euro)	June 30, 2023			June 30, 2022
	R&D	G&A	Total	R&D	G&A	Total
Subcontracting costs(1)	(15,857)	—	(15,857)	(10,727)	—	(10,727)
Cost of supplies and consumable materials	(1,410)	(100)	(1,510)	(1,663)	(285)	(1,948)
Personnel expenses other than share-based compensation	(7,781)	(3,871)	(11,652)	(7,447)	(4,448)	(11,895)
Share-based compensation	(905)	(496)	(1,401)	(1,275)	(1,321)	(2,596)
Personnel expenses	(8,686)	(4,367)	(13,053)	(8,722)	(5,769)	(14,491)
Non-scientific advisory and consulting(2)	(532)	(1,662)	(2,194)	(752)	(2,242)	(2,994)
Leasing and maintenance	(470)	(445)	(915)	(97)	(961)	(1,058)
Travel expenses and meeting attendance	(180)	(143)	(323)	(245)	(109)	(354)
Marketing, communication and public relations	(34)	(142)	(176)	(84)	(375)	(459)
Scientific advisory and consulting(3)	(561)	—	(561)	(360)	—	(360)
Other purchases and external expenses	(13)	(1,153)	(1,166)	(9)	(1,123)	(1,132)
Depreciation and amortization	(3,044)	(601)	(3,645)	(1,274)	(768)	(2,042)
Intellectual property expenses	(570)	(68)	(638)	(492)	(176)	(668)
Other income and (expenses), net	(98)	(464)	(562)	(531)	(332)	(863)
Total operating expenses	(31,453)	(9,144)	(40,597)	(24,956)	(12,140)	(37,096)

(1)The Company subcontracts a significant part of its pre-clinical (pharmaceutical development, tolerance studies and other model experiments, etc.) and clinical operations (coordination of trials, hospital costs, etc.) to third parties.

(2)Non-scientific advisory and consulting are services performed to support the general and administration activities of the Company, such as legal, accounting and audit fees as well as business development support.
(3)Scientific advisory and consulting expenses relate to consulting services performed by third parties to support the research and development activities of the Company.
Innate Pharma |Half-year financial report June 30, 2023 | 40

14.1Personnel expenses other than share-based compensation

The line item amounted to €11,652 thousand and €11,895 thousand for the six months ended June 30, 2023 and 2022 respectively. The Company had 191 employees as of June 30, 2023, compared to 213 at June 30, 2022.

14.2Depreciation and amortization

As of June 30, 2023, this amount includes the amortization of the additional payment made to Orega Biotech in 2023 for and amount of €2,000 thousand and the amortization of rights related to the monalizumab for an amount of €651 thousand. As of June 30, 2022, this amount included the amortization of rights related to the monalizumab for an amount of €903 thousand. (see Note 6).

14.3Cost of suppliers and consumable materials

Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties, respectively.

15.Net financial income / (loss)
Net financial income (loss) can be analyzed as follows :

(in thousands of euro)	June 30, 2023	June 30, 2022

Interests on financial assets	965	198
Change in valuation allowance on financial instruments	1,044	53
Foreign exchange gains	1,073	3,797
Other financial income	—	—
Financial income	3,083	4,048
Foreign exchange losses	(642)	(3,663)
Unrealized losses on financial assets	—	(2,309)
Interest on financial liabilities	(324)	(194)
Other financial expenses	—	—
Financial expenses	(966)	(6,166)
Net financial income (loss)	2,116	(2,118)
For the six months ended June 30, 2023 and 2022, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the US dollar on US dollars denominated cash and cash equivalent and financial assets accounts.
Unrealized losses on financial assets relate to unquoted instruments, the fair value of which is determined using level 2 measurements.
16.Income tax / (expense)
Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. As a consequence, deferred tax assets are recognized up to deferred tax liabilities. The main temporary differences are related to the application of the IFRS 15 standard for
Innate Pharma |Half-year financial report June 30, 2023 | 41

fiscal years beginning on or after January 1, 2018, finance leases, provisions for pension commitments and tax loss carryforwards.
The Company did not recognize a current tax expense as of June 30, 2023 regarding a projected tax rate of nil as of December 31, 2023. As of June 30, 2023, the accumulated tax losses carryforwards of Innate Pharma SA were €466,153 thousand with no expiration date (same amount as of December 31, 2022). As of June 30, 2023, the accumulated tax losses carryforwards of Innate Pharma Inc was €15,419 thousand or $16,446 thousand (same amount as of December 31, 2022).
17. Discontinued Operations
As a reminder, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 further to the Company's decision to return the rights of Lumoxiti back to AstraZeneca. Consecutively, activities related to Lumoxiti are presented as discontinued operations since October 1, 2021.
Thus, the net income from discontinued operations related to Lumoxiti are nil compared to a net loss of €0.1 million for the first half of 2022 corresponding to residual costs associated with the transfer of activities to AstraZeneca. This transfer has now been completed.
a) Financial Performance

(in thousands of euro)	June 30, 2023	June 30, 2022
Revenue and other income
Revenue from collaboration and licensing agreements	—	—
Sales	—	42
Total revenue and other income	—	42
Operating expenses
Research and development expenses	—	(11)
Selling, general and administrative expenses	—	(104)
Impairment of intangible assets	—	—
Total operating expenses	—	(115)
Net income (loss) from distribution agreements	—	—
Operating income (loss)	—	(73)
Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—
Net income (loss) before tax	—	(73)
Income tax expense	—	—
Net income (loss) from discontinued operations	—	(73)

b) Cash-Flows
Innate Pharma |Half-year financial report June 30, 2023 | 42

(in thousands of euro)	June 30, 2023	June 30, 2022
Net cash generated from / (used in) operating activities	—	(5,539)
Net cash generated from / (used in) investing activities	—	—
Net cash generated from / (used in) financing activities	—	—
Net cash flows from discontinued operations	—	(5,539)
18.Commitments, contingencies and litigation
18.1Commitments
The Company has identified the following changes in off-balance sheet commitments since December 31, 2022:
•non-cancellable purchase commitments as of June 30, 2023 for a total of €3,598 thousand with various CMOs.These commitments are comprised of non-cancellable purchase orders placed during the first half of 2023 with contract manufacturing organizations (CMOs) for the supply of various services in relation with preclinical work for an amount of €783 thousand and clinical work for an amount of €2,815 thousand. The execution and billing of these services has not yet started at the date of this report.

18.2Contingencies and litigations
The Company is exposed to contingent liabilities happening in the ordinary course of its activities. Each pre-litigation, known litigation or procedure in course the Company is involved in is analyzed at each closing date after consultation of legal counsel. There is no acknowledged litigation as of June 30, 2023.

18.3Provisions
Provisions amounted to €2,247 thousand and €1,740 thousand as of June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023, they mainly consist of (i) a provision amounting €1,430 thousand in connection with the tax inspection carried out in 2022 and (ii) provision for charges amounting €689 thousand relating to the employer contribution in respect of the grants of employee equity instruments.
Regarding the tax inspection, as of June 30, 2023, the Company reassessed the impact on research tax credit claims relating to expenses incurred in the years under review. Consequently, the provision has been adjusted to €1,430 thousand compared to €1,270 thousand as of December 31, 2022. The procedure is still ongoing at the date of this report.
Moreover, in accordance with IFRS 2, when a Company decides to provide its employees with shares bought back on the market, a provision has to be recognized upon the decision to allocate free shares that are spread over the vesting period when the plan conditions actions for employees when they join the Company at the end of the plan.

19.Related party transactions
Members of the Executive Board and Other Executive Members
For each of the period presented, the following compensation was granted to the members of the Executive Committee of the Company and were recognized as expense:

Innate Pharma |Half-year financial report June 30, 2023 | 43

(in thousands of euro)	June 30, 2023	June 30, 2022

Personnel and other short-term employee benefits	1,386	1,205
Extra pension benefits	11	11
Share-based compensation	408	891
Advisory fees	318	—
Executive Board Members and other Executive Members compensation	2,123	2,107

Personnel and other short-term employee benefits correspond to amounts included in personnel expenses for the six-month periods ended June 30, 2023 and 2022 respectively.
Claire de Saint-Blanquat,Vice President, Legal and Corporate and Secretary of the Supervisory Board and Henry Wheeler, Vice President, Investor Relations and Communication was appointed to the executive committee in January 2023.
Members of the Supervisory Board
The Company recognized a provision of €176 thousand for attendance fees (jetons de presence) relating to the six months ended June 30, 2023. This amount includes the compensation for the Chairman of the Supervisory Board.
Related parties
Novo Nordisk A/S is a shareholder, Supervisory Board member and is related to the Company by three licensing agreements related to the drug candidates lirilumab, monalizumab and avdoralimab. Under the terms of the agreements, Novo Nordisk A/S is eligible to receive milestone payments as well as royalties on future sales. As of June 30, 2023, the Company has no liability to Novo Nordisk A/S.
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab and IPH5201). The payments between the two companies as well as the liabilities and receivables as of June 30, 2023 are as follows:

	As of June 30,2023
(in thousands of euro)	Payments	Assets/Liabilities

Collection (AstraZeneca to the Company) / Receivables	3,281	863
Payments (the Company to AstraZeneca) / Liabilities	(8,139)	(2,587)
Total	(4,858)	(1,724)

Subsidiaries
The business relationships between the Company and its subsidiary are governed by intra-group and commercial agreements, concluded at market standard conditions on an arm’s length basis.
20.Income / (loss) per share
20.1Basic income / (loss) per share
Basic income / (loss) per share are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.
Innate Pharma |Half-year financial report June 30, 2023 | 44

	June 30, 2023	June 30, 2022

Net income/(loss)	1,718	6,303
Weighted average number of ordinary shares in circulation	80,319,897	79,753,657
Basic income/(loss) per share (€ per share)	0.02	0.08

20.2Diluted income / (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential common shares.

In thousands of euro, except for data share	June 30, 2023	June 30, 2022
Net income/(loss) for the period	1,718	6,303
Weighted average number of ordinary shares in circulation	80,319,897	79,753,657
Adjustment for share instruments	3,461,439	2,132,098
Diluted income/(loss) per share (€ per share)	0.02	0.08

21.Events after the reporting date
None.

Innate Pharma |Half-year financial report June 30, 2023 | 45

STATUTORY AUDITORS' REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION
This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders of INNATE PHARMA,

In compliance with the assignment entrusted to us by your Annual General Meeting and in accordance with the requirements of article L. 451-1-2-III of the French Monetary and Financial Code ("code monétaire et financier"), we hereby report to you on:

•the review of the accompanying condensed half-yearly consolidated financial statements of Innate Pharma, for the period from January 1 to June 30, 2023,

•the verification of the information presented in the half-yearly management report.

These half-year condensed consolidated financial statements were prepared under the responsibility of the Executive Board. Our role is to express a conclusion on these financial statements based on our review.

Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, the IFRS standard as adopted by the European Union applicable to interim financial information.

Specific verification

We have also verified the information presented in the half-yearly management report commenting the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Marseille and Paris-La Défense, September 13, 2023
The Statutory Auditors
French original signed by

Odycé Nexia SAS             Deloitte & Associés
Member of Nexia International
         Guy CASTINEL             Stéphane MENARD

Innate Pharma |Half-year financial report June 30, 2023 | 46

DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT

I hereby declare, to the best of my knowledge, that the condensed consolidated interim financial statements for the six months ended June 30, 2023 have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the Company and the subsidiaries included in the consolidation, and that the half year management reviews stated on page 5 gives a fair description of the material events that occurred in the first six months of the financial year and their impact on the interim financial statements, as well as a description of the principal risks and uncertainties for the remaining six months of the year, along with the principal transactions with related parties.

Chairman of the Executive Board
Mr Mondher Mahjoubi
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